Communicate.com Inc.
600 - 1100 Melville Street
Vancouver, B.C., Canada V6E 4A6

February 2, 2007

VIA EDGAR AND FAX

Mr. Kevin Woody
Accounting Branch Chief

Ms. Amanda Jaffe
Staff Accountant

United States
Securities and Exchange Commission
Washington, D.C. 20549

Re:          Communicate.com Inc.
Form 10-K for the year ended December 31, 2005
File no. 000-29929

Dear Mr. Woody and Ms. Jaffe:

We thank you for your patience and are replying to your letter dated January 22, 2007.

Form 8K filed January 18, 2007

Effectiveness of Disclosure Controls and Procedures

1.
We confirm that our officers have reconsidered the effectiveness of our disclosure controls and procedures in light of the restatement. The restatement was a result of a changed outlook for a subsidiary in retrospect, which was disclosed in such a manner after careful consideration and after lengthy discussions with our auditors. The restatement is not a result of some disclosure control or procedure being overlooked or missing, but rather a result of a decision being made, which was based on those considerations and discussions. As a result, it is our position that our disclosure controls and procedures are effective and do not need to addressed. We think that the updated disclosure in the restated financial statements, in all or most cases, will not be material, and in all cases, is not a result of misconduct

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United States Securities and Exchange Commission
February 2, 2007
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Timing of Filing Restated Financial Statements

2.	We are currently working on the 10-KSB/A and plan to file on or before February 14, 2007.

The Registrant acknowledges that (1) it is responsible for the adequacy and accuracy of the disclosure in its filings; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to its filings; and (3) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further question please contact Cameron Pan, the Registrant’s CFO, or the undersigned at (604) 697-0136.

Sincerely,

/s/ David M. Jeffs

David M. Jeffs
President

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